EXHIBIT 1

RedHill Biopharma Provides Q3/2020 Results and Highlights, Including 300% Talicia Prescription Growth

Q3/2020 net revenues of approximately $21 million, with gross profit of $10.6 million, or approximately 51%, up from $6.7 million and approximately 32% in Q2/2020
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Strong growth for Talicia® with approximately 300% quarter-over-quarter prescription growth and rapid expansion of the prescriber base; Talicia achieved national coverage for 167 million lives since launch, with additional coverage expected
--
Two consecutive quarters of Movantik® prescription (TRx) growth, reversing the trend of prescription decline prior to RedHill acquisition
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Opaganib’s COVID-19 global Phase 2/3 study advancing rapidly with nearly 50% of patients enrolled and U.S. Phase 2 study over 90% enrolled; Initiated manufacturing ramp-up in preparation for potential emergency use applications as early as Q1/2021
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Commencing Phase 3 study with RHB-204 for first-line treatment of pulmonary NTM infections
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Cash balance of approximately $51 million as of September 30, 2020
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Management to host webcast today, at 8:30 a.m. EST

TEL AVIV, Israel and RALEIGH, N.C., Nov. 12, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its financial results and operational highlights for the third quarter ended September 30, 2020.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “Despite the challenging pandemic environment, we have shown the strength of our commercial organization. Our extensive promotional efforts for Talicia delivered 300% quarter-over-quarter prescription growth, as well as rapid expansion of the prescriber base alongside national payor coverage for 167 million Americans. Movantik prescriptions grew for a second consecutive quarter - reversing the trend of prescription decline prior to its acquisition by RedHill.” Mr. Ben-Asher continued: “Our global Phase 2/3 and U.S. Phase 2 studies with opaganib for COVID-19 are quickly approaching completion and are supplemented by data demonstrating opaganib’s complete inhibition of SARS-CoV-2 viral replication. We have also initiated manufacturing ramp-up in preparation for potential emergency use applications for opaganib in the first quarter of 2021. We are initiating the Phase 3 study of RHB-204 as an oral first-line therapy for pulmonary NTM infections, a disease with a significant unmet need and no FDA-approved first-line treatment.”

Micha Ben Chorin, Chief Financial Officer at RedHill, added: “This has been another positive quarter for the Company. We have significantly increased gross profit from 32% in the second quarter to 51% thanks to our new agreement with Daiichi Sankyo Inc. We expect the trend of increasing Movantik prescriptions to continue. We are pleased with the successful transition of Movantik from AstraZeneca and expect savings in operating expenses, as well as higher distribution service agreement fees to apply. We continue to effectively manage our cash position and continue to work toward operational break-even next year.”

Financial highlights for the third quarter ended September 30, 20201

Net Revenues of $20.9 million, continuing at a similar level to that in the second quarter of 2020. The increase in gross revenues, as well as in the number of scripts for Talicia and Movantik, were partially offset by the voluntary discontinuation of our legacy products.

Cost of Revenues of $10.3 million, compared to $14.2 million in the second quarter of 2020. The decrease was attributable to the reduced royalty rate payable to Daiichi Sankyo, Inc. for Movantik following the new agreement between the companies.

Gross Profit of $10.6 million, compared to $6.7 million in the second quarter of 2020. Gross profit of 51%, up from 32% in the second quarter, is attributable to the lower royalties payable.

Research and Development Expenses were $4.3 million, compared to $3.2 million in the second quarter of 2020. The increase was primarily attributable to the progression of the opaganib COVID-19 studies and to initiation activities for the Phase 3 study with RHB-204 for NTM infections.

Selling, Marketing and Business Development Expenses were $13.4 million, compared to $10 million in the second quarter of 2020. The increase was primarily attributable to the expansion of commercialization activities related to Talicia and Movantik, as well as to the payment received in the second quarter under the U.S. Small Business Administration Payroll Protection Program (PPP) which was recorded as a reduction in expenses.

General and Administrative Expenses were $7.3 million, compared to $6 million in the second quarter of 2020. The increase was primarily attributable to the payment received in the second quarter under the PPP which was recorded as a reduction from expenses.

Operating Loss was $14.5 million, compared to $12.5 million in the second quarter of 2020. The increase was primarily attributable to the expansion of commercialization activities related to Talicia and Movantik and investment in the studies with opaganib and RHB-204, partially offset by the increase in gross profit, as described above.

Net Loss was $18.6 million, compared to $16 million in the second quarter of 2020. The increase was primarily attributable to the increase in operating loss, as detailed above, and the increase in financing expenses due to the financial liability related to the new agreement with Daiichi Sankyo.

Net Cash Used in Operating Activities was $9.2 million, compared to $15 million in the second quarter of 2020. The decrease was primarily attributable to positive changes in working capital.

Net Cash Provided by Financing Activities was $12 million, compared to $5.5 million in the second quarter of 2020. The increase was primarily attributable to the increase in proceeds from the Company’s “at-the-market” (ATM) facility and a reduction in restricted cash.

Liquidity and Capital Resources

Cash Balance2 as of September 30, 2020, was $50.9 million, compared to $53.1 million as of June 30, 2020. The decrease was primarily attributable to the net cash used in operating activities, as detailed above, partially offset by proceeds of $9.1 million from the Company’s ATM in the third quarter of 2020.

Subsequent to September 30, 2020, and through November 11, 2020, 240,614 American Depositary Shares (ADSs) of the Company were issued under the Company’s ATM facility, generating additional net proceeds of approximately $2.3 million.

Commercial Highlights:

Movantik® (naloxegol)3
The Company has completed the transition of Movantik from AstraZeneca and achieved two consecutive full quarters of RedHill-led prescription. Additionally, the Company has targeted a larger prescriber base that has driven a 2.1% increase in unique prescribers of Movantik. This growth reverses a steady decline in prescriptions prior to RedHill acquiring the rights to Movantik, representing a shift in the trend and pointing to both a successful transition by RedHill and the prospects for continuing growth for Movantik.

RedHill acquired the global rights to Movantik from AstraZeneca, excluding Europe and Canada, and has, this quarter, replaced a co-commercialization agreement with Daiichi Sankyo (assigned under the agreement with AstraZeneca), with a new royalty-bearing agreement that resulted in RedHill assuming full control over brand strategy and commercialization activities for Movantik in the U.S. and increasing gross margin.

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)4
Since RedHill launched Talicia in the U.S. in March 2020, the Company has focused its efforts on the groundwork needed for ongoing and rapid growth, including expansion of the prescriber base. This has resulted in a 300% quarter-on-quarter increase in Talicia prescriptions. This growth is supported by major additions of Talicia as a preferred brand on leading national formularies - achieving coverage for 167 million lives in the commercial and governmental segments. Further formulary additions are expected in the near future, in addition to the previously announced listings of Talicia on the national formularies of Prime Therapeutics, EnvisionRx, and Express Scripts.

R&D Highlights

COVID-19 (SARS-CoV-2) Program: Opaganib (ABC294640, Yeliva®)5
Following encouraging compassionate use results published6 last quarter, the late-stage development program for opaganib in patients with severe COVID-19 pneumonia has progressed rapidly. The Company is currently enrolling patients in two randomized, double-blind, parallel-arm, placebo-controlled studies with opaganib in patients with severe COVID-19 pneumonia requiring hospitalization and treatment with supplemental oxygen:

  Enrollment in the U.S. Phase 2 study (NCT04414618) is over 90% complete and top-line data is expected before the end of this year, subject to recruitment completion. The study has passed two pre-scheduled safety reviews by an independent Safety Monitoring Committee (SMC) with unanimous recommendations to continue the study without change.

  A global Phase 2/3 study (NCT04467840) is advancing rapidly and is approaching 50% enrollment. Approved in six countries and active across 20 clinical sites to date, the study is on track to enroll up to 270 patients.

  The studies are intended to support potential emergency use applications as early as the first quarter of 2021, subject to positive results.

On September 8, 2020, RedHill announced that opaganib demonstrated potent inhibition of SARS-CoV-2, achieving complete blockage of viral replication, as measured after three days incubation, in an in vitro model of human bronchial tissue, comparing favorably with remdesivir, the positive control in the study. Furthermore, treatment of cells infected with SARS-CoV-2 with opaganib did not compromise cell membrane integrity, a measure of cell viability and drug safety, further demonstrating opaganib’s promising potential for treating patients with COVID-19.

The Company also entered into collaborations with European and Canadian suppliers for large-scale ramp-up of opaganib manufacturing in preparation for potential emergency use authorizations, further strengthening manufacturing capabilities and capacity for opaganib. RedHill continues to expand manufacturing capacity with additional supply agreements expected to be finalized in the coming weeks.

The Company continues its discussions with U.S. and other government agencies and non-governmental organizations around potential funding to support the rapid advancement of opaganib toward potential emergency use applications and manufacturing scale-up. In September 2020, opaganib was awarded a grant from Pennsylvania’s COVID-19 Vaccines, Treatments and Therapies Program, which supports the rapid advancement of promising novel COVID-19 therapies.

COVID-19 (SARS-CoV-2) Program: RHB-107 (upamostat)7
In recently released in vitro results, RedHill’s second COVID-19 drug candidate, RHB-107, a novel, orally-administered serine protease inhibitor, strongly inhibited SARS-CoV-2 viral replication. The Company has submitted an Investigational New Drug (IND) application to the FDA for a U.S. Phase 2/3 study with RHB-107 in moderate COVID-19 patients treated in an outpatient setting, a different population to opaganib which is being evaluated in hospitalized patients with severe COVID-19 disease. The study is planned to be initiated early in 2021.

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Infections
RedHill announced in July 2020 that the U.S. FDA had cleared its IND application for a Phase 3 study to evaluate the efficacy and safety of RHB-204 in adults with pulmonary NTM disease caused by Mycobacterium avium Complex (MAC) infection. RedHill is currently initiating the Phase 3 study of RHB-204 in the U.S. The study aims to enroll 125 patients in up to 40 sites across the U.S.

The Company recently announced that RHB-204 had been granted FDA Orphan Drug Designation. This, along with RHB-204’s previously granted QIDP designation, extends U.S. market exclusivity for RHB-204 to a potential total of 12 years upon FDA approval.

Opaganib - Cholangiocarcinoma and prostate cancer
The Phase 2a study evaluating the activity of opaganib in advanced cholangiocarcinoma (bile duct cancer) is ongoing. Enrollment has been completed for the first cohort of 39 patients, evaluating the activity of orally-administered opaganib as a stand-alone treatment. Preliminary data from this cohort indicated a signal of activity in a number of subjects with advanced cholangiocarcinoma, and in light of these data, input from key opinion leaders and preclinical research that had been conducted at Mayo Clinic, RedHill initiated enrollment for a second cohort, evaluating opaganib in combination with hydroxychloroquine, an anti-autophagy agent.

In light of preclinical findings demonstrating that treatment with opaganib and RHB-107 (upamostat, WX-671) in combination resulted in tumor regression, RedHill plans to add an additional cohort to the ongoing Phase 2a study, evaluating opaganib in combination with RHB-107, subject to discussions with the FDA.

RedHill recently announced that it had received a Notice of Allowance from the United States Patent and Trademark Office (USPTO) for a new patent application related to the use of opaganib and RHB-107 for the treatment of solid tumor cancers. The patent is expected to extend IP protection for the combination until 2036.

An additional Phase 2 study with opaganib in prostate cancer is ongoing at the Medical University of South Carolina (MUSC). The study is supported by a National Cancer Institute grant awarded to MUSC with additional support from RedHill.

Exclusive Licensing and Manufacturing Agreement with Cosmo Pharmaceuticals
RedHill announced in August 2020 that it had entered into a binding term sheet with Cosmo Pharmaceuticals N.V. (SIX: COPN) (Cosmo) for an exclusive licensing and manufacturing agreement for multiple products.

COVID-19 Impact Update

RedHill’s primary concern during the COVID-19 pandemic continues to be the safety and protection of its employees, patients, colleagues, and the communities to which we belong.

Operationally, the actions the Company took to mitigate the impact of the COVID-19 pandemic continue to serve us well, with minimal effect on our ongoing operational and supply chain activities. Promotional activity has now been largely re-instated where safe to do so, and in adherence to social distancing and other public health guidelines. RedHill will continue to assess the potential impact of COVID-19 on its business and operations.

Conference Call and Webcast Information:

The Company will host a conference call and live webcast today, Thursday, November 12, 2020, at 8:30 a.m. EST to present the third quarter financial results and operational highlights.

The webcast and accompanying slides will be broadcast live on the Company's website: http://ir.redhillbio.com/events and will be available for replay for 30 days.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-877-870-9135; International: +1-646-741-3167 and Israel: +972-3-530-8845; the access code for the call is: 4549918.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults8, Talicia for the treatment of Helicobacter pylori (H. pylori) infection in adults9, and Aemcolo® for the treatment of travelers’ diarrhea in adults10. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with a planned Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (ii) opaganib (Yeliva®), a first-in-class SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (iv) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases and is also being evaluated for COVID-19 and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk of a delay in the closing of the exclusive licensing and manufacturing agreement with Cosmo, the risk that the transaction with Cosmo will close on different terms than the terms of the binding term sheet, if it will close at all; the risk that the U.S. Phase 2 clinical study evaluating opaganib will not be successful and the risk of delay in the completion of the enrollment for this study; the risk that the Company will not expand the Phase 2/3 study to additional countries; the risk of a delay in the date that the Phase 2 study and Phase 2/3 study will deliver data for emergency use applications, if at all; the development risks of early-stage discovery efforts for a disease that is still little understood, including difficulty in assessing the efficacy of opaganib for the treatment of COVID-19, if at all; intense competition from other companies developing potential treatments and vaccines for COVID-19; the effect of a potential occurrence of patients suffering serious adverse events using opaganib under the compassionate use programs; the risk of a delay in the enrollment of the Phase 3 study with RHB-204 and that the study will not be successful; the risk of delay in initiation of the U.S. Phase 2/3 study with RHB-107 in patients with moderate COVID-19 treated in an outpatient setting; the risk that the Company will not succeed to show operational break-even next year, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and continued employment of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

	U.S. dollars in thousands
NET REVENUES	20,943	1,401	42,898	4,701
COST OF REVENUES	10,337	629	26,240	1,471
GROSS PROFIT	10,606	772	16,658	3,230
RESEARCH AND DEVELOPMENT EXPENSES, net	4,323	2,799	10,302	15,143
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	13,414	4,892	32,384	12,175
GENERAL AND ADMINISTRATIVE EXPENSES	7,329	2,925	17,948	7,349
OPERATING LOSS	14,460	9,844	43,976	31,437
FINANCIAL INCOME	42	170	339	1,075
FINANCIAL EXPENSES	4,220	161	8,205	251
FINANCIAL EXPENSES (INCOME), net	4,178	(9)	7,866	(824)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	18,638	9,835	51,842	30,613

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.05	0.03	0.14	0.11
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	372,893	283,687	359,428	283,687

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2020	2019

	Unaudited Audited
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	26,198	29,023
Bank deposits	6,187	10,349
Financial assets at fair value through profit or loss	2,407	8,500
Trade receivables	12,424	1,216
Prepaid expenses and other receivables	4,635	2,244
Inventory	5,100	1,882
	56,951	53,214
NON-CURRENT ASSETS:
Restricted cash	16,153	152
Fixed assets	473	228
Right-of-use assets	5,448	3,578
Intangible assets	89,956	16,927
	112,030	20,885
TOTAL ASSETS	168,981	74,099

CURRENT LIABILITIES:
Accounts payable	6,569	4,184
Lease liabilities	1,546	834
Accrued expenses and other current liabilities	23,536	5,598
	31,651	10,616

NON-CURRENT LIABILITIES:
Borrowing	80,266	—
Payable in respect of intangible assets purchase	23,739	—
Lease liabilities	4,079	2,981
Royalty obligation	500	500
	108,584	3,481
TOTAL LIABILITIES	140,235	14,097

EQUITY:
Ordinary shares	1,025	962
Additional paid-in capital	284,806	267,403
Accumulated deficit	(257,085)	(208,363)
TOTAL EQUITY	28,746	60,002

TOTAL LIABILITIES AND EQUITY	168,981	74,099

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(18,638)	(9,835)	(51,842)	(30,613)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,695	782	3,120	2,278
Depreciation	470	288	1,237	744
Amortization and impairment of intangible assets	2,109	—	4,958	—
Unpaid interest expenses related to borrowing and payable in respect of intangible assets purchase	2,039	—	3,656	—
Fair value adjustments on derivative financial instruments	—	(5)	—	(336)
Fair value losses (gains) on financial assets at fair value through profit or loss	31	14	68	(73)
Exchange differences and revaluation of bank deposits	5	180	(160)	112
	6,349	1,259	12,879	2,725
Changes in assets and liability items:
Decrease (increase) in trade receivables	6,146	110	(11,208)	105
Decrease (increase) in prepaid expenses and other receivables	235	(23)	(2,391)	(462)
Increase in inventories	(350)	(135)	(3,218)	(1,192)
Increase (decrease) in accounts payable	1,261	51	2,385	1,470
Increase (decrease) in accrued expenses and other current liabilities	(4,174)	(321)	17,521	1,087
	3,118	(318)	3,089	1,008
Net cash used in operating activities	(9,171)	(8,894)	(35,874)	(26,880)
INVESTING ACTIVITIES:
Purchase of fixed assets	(166)	(1)	(357)	(135)
Purchase of intangible assets	(735)	—	(53,368)	—
Change in investment in current bank deposits	—	6,000	4,200	4,931
Purchase of financial assets at fair value through profit or loss	—	(9)	—	(2,584)
Proceeds from sale of financial assets at fair value through profit or loss	2,075	5,748	6,025	7,848
Net cash provided by (used in) investing activities	1,174	11,738	(43,500)	10,060
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	9,137	—	15,500	—
Exercise of options into ordinary shares	53	—	53	—
Proceeds from long-term borrowings, net of transaction costs	(784)	—	78,061	—
Increase in restricted cash	—	—	(20,000)	—
Decrease in restricted cash	4,000		4,000
Payment of principal with respect to lease liabilities	(450)	(206)	(1,186)	(591)
Net cash provided by (used in) financing activities	11,956	(206)	76,428	(591)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,959	2,638	(2,946)	(17,411)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(33)	1	121	40
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	22,272	8,995	29,023	29,005
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	26,198	11,634	26,198	11,634
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	71	284	320	609
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	2,147	48	4,507	71
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	533	—	2,738	2,681
Purchase of intangible assets posted as payable	12,511	—	24,619	—
Purchase of an intangible asset in consideration for issuance of shares	1,914	—	1,914	—

____________________________

1All financial highlights are approximate and are rounded to the nearest hundreds of thousands.
2Including cash, short-term investments (bank deposits and financial assets at fair value) and restricted cash.
3Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.
4Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
5Opaganib (ABC294640, Yeliva®) is an investigational new drug, not available for commercial distribution.
6The article was authored by Ramzi Kurd, MD, Shaare-Zedek Medical Center; Eli Ben-Chetrit, MD, Shaare-Zedek Medical Center and Hebrew University Faculty of Medicine; Hani Karameh MD, Shaare-Zedek Medical Center and Maskit Bar-Meir, MD, Shaare-Zedek Medical Center and Hebrew University Faculty of Medicine. See full text here: https://www.medrxiv.org/content/10.1101/2020.06.20.20099010v1?rss=1.
7RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.
8Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
9Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
10Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.

Company contact:
Adi Frish
Chief Corporate and Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Media contact (U.S.):
Bryan Gibbs
Vice President
Finn Partners
+1 212 529 2236
bryan.gibbs@finnpartners.com